                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO.   )(1)


                            NATIONAL AUTO CREDIT, INC
                                (NAME OF ISSUER)

                          Common Stock, $.05 par value
                         (TITLE OF CLASS OF SECURITIES)

                                   632900 10 6
                                 (CUSIP NUMBER)

     Judith A. Boyle, 2525 East Camelback Road, Ste. 1150, Phoenix AZ, 85016
                                  602-852-6600
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 9, 1998
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 "ACT" or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 632900 10 6
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  1     Names of Reporting Persons
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Ernest C. Garcia II

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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                         (b)/ /

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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS*
        PF

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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                               /X/

        (See Item 2)

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  6     CITIZENSHIP OF PLACE OF ORGANIZATION

        Arizona, United States of America

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     NUMBER OF           7     SOLE VOTING POWER
       SHARES                  2,108,630 (Item 5)
                      ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY                 0
                      ----------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                 2,108,630 (Item 5)
                      ----------------------------------------------------------
    PERSON WITH         10     SHARED DISPOSITIVE POWER
                               0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,108,630 (Item 5)

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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.39% (Item 5)

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------


*See Instructions Before Filling Out                                      Page 2
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CUSIP NO. 632900 10 6                     13D


Item 1   SECURITY AND ISSUER.
         TITLE OF CLASS OF SECURITIES: Common Stock, $.05 par value ("Common Stock")
         CUSIP NUMBER: 632900 10 6
         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: NATIONAL AUTO CREDIT, INC. ("NAC")
         30000 Aurora Road
         Solon, OH 44139

Item 2   IDENTITY AND BACKGROUND.

         (a) NAME OF PERSON FILING: Ernest C. Garcia II ("Reporting Person")

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 2525 East Camelback Road, Suite 1150
         Phoenix, Arizona 85016

         (c) PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF CORPORATION IN WHICH EMPLOYMENT IS CONDUCTED: (1) Chairman and Chief Executive Officer of Ugly Duckling Corporation, used automobile retail sales and finance company, 2525 E. Camelback Rd, Suite 1150, Phoenix, AZ 85016; and (2) Chairman, Chief Executive Officer and President of Cygnet Financial Corporation, providing various financial services primarily to the sub-prime segment of the automobile finance industry. Cygnet's address is the same as Ugly Duckling's.

         (d) WHETHER DURING LAST FIVE YEARS, SUCH PERSON CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE: None during the last five years. However, see the following summary -- Prior to 1992 the Reporting Person was involved in various real estate, securities, and banking ventures. Arising out of two transactions in 1987 between Lincoln Savings and Loan Association ("Lincoln") and entities controlled by the Reporting Person, the Resolution Trust Corporation ("RTC"), which ultimately took over Lincoln, asserted that Lincoln improperly accounted for the transactions and that the Reporting Person's participation in the transactions facilitated the improper accounting. Facing severe financial pressures, the Reporting Person agreed to plead guilty to one count of bank fraud, but in light of his cooperation with authorities both before and after he was charged, was sentenced to only three years probation, which has expired, was fined $50 (the minimum fine the court could assess), and during the period of his probation, which ended in 1996, was banned from becoming an officer, director or employee of any federally-insured financial institution or a securities firm without governmental approval. In separate actions arising out of this matter, the Reporting Person agreed not to violate the securities laws, and filed for bankruptcy both personally and with respect to certain entities he controlled. The bankruptcies were discharged by 1993.

         (e) WHETHER DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE


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CUSIP NO. 632900 10 6                     13D


         SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER: None during the last five years. However, see the summary under Item 2(e), above.

         (f) CITIZENSHIP: ARIZONA, UNITED STATES OF AMERICA

Item 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         To date, personal funds of the Reporting Person have been used to purchase the NAC securities at an approximate total cost of $2,387,000. No borrowings or other types of consideration other than cash has been used to date for these purchases. If and when future purchases of NAC securities are made, the Reporting Person may use a variety of sources of funds; however, the Reporting Person has no present plan, arrangement, or understanding in connection with sources of funds for future purchases of the securities.


Item 4   PURPOSE OF TRANSACTION.

         The Reporting Person's purposes for the acquisition of the NAC securities may include, without limitation, plans or proposals such as the following: (1) dispositions of the NAC securities through sales, transfers and other means of disposing of the securities; (2) sale or transfer of assets of NAC or any of its subsidiaries; (3) a change in the present board of directors or management of NAC; (4) change in the capitalization of NAC; (5) changes in NAC's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of NAC to be delisted or not traded on an exchange, system or association; (7) causing a class of securities of NAC to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; (8) a corporate transaction, such as a merger, reorganization or liquidation involving NAC or any of its subsidiaries; (9) a joint venture, partnership or management arrangement impacting NAC, or any of its subsidiaries and/or affiliate entities or persons; (10) acquisitions of additional securities of NAC; (11) other changes in NAC's business or corporate structure; and (12) other actions similar to any of those listed above.


Item 5 INTEREST IN SECURITIES OF THE ISSUER.

         (a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:
         (1) Aggregate number - 2,108,630; and (2) percent of class of securities - 7.39%(1)

         (b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i) Sole power to vote or to direct the vote -- 2,108,630

         (ii) Shared power to vote or to direct the vote -- 0

         (iii) Sole power to dispose or to direct the disposition of-- 2,108,630

         (iv) Shared power to dispose or to direct the disposition of -- 0

--------
(1) Ownership percentage of Common Stock is based upon the common shares outstanding per the Issuer's October 31, 1997 Form 10-Q (28,547,944 shares of Common Stock outstanding at November 28, 1997). This is the most current public document on file with the SEC, which the reporting person was able to locate since the Issuer has filed a Form 12B-25 to extend the filing of its Form 10-K for the fiscal year ended January 31, 1998.


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CUSIP NO. 632900 10 6                     13D


         (c) TRANSACTIONS IN THE CLASS OF SECURITIES REPORTED ON THAT WERE EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON
         SCHEDULE 13D.


      REPORTING PERSON         DATE OF               AMOUNT OF             PRICE PER        HOW TRANSACTION
                               TRANSACTION           SECURITIES            SHARE ($)        WAS EFFECTED
                                                     PURCHASED (#)
      ----------------         -----------           -------------        ----------       -----------------
      Mr. Garcia               7-13-98               3,000                 1.8125           Through open
      Mr. Garcia               7-15-98               10,000                1.8113           market purchases
      Mr. Garcia               7-30-98               10,000                1.65             via brokers
      Mr. Garcia               8-03-98                7,500                1.7                          "
      Mr. Garcia               8-11-98               25,000                1.468                        "
      Mr. Garcia               8-19-98               10,000                1.155                        "
      Mr. Garcia               8-24-98                7,500                1.155                        "
      Mr. Garcia               8-25-98                7,500                1.155                        "
      Mr. Garcia               8-26-98                8,000                1.155                        "
      Mr. Garcia               8-27-98                3,100                1.155                        "
      Mr. Garcia               8-28-98               10,000                1.155                        "
      Mr. Garcia               9-01-98               20,900                1.155                        "
      Mr. Garcia               9-02-98                8,500                1.155                        "
      Mr. Garcia               9-03-98                5,000                1.155                        "

         (d) None, not applicable.

         (e) Not applicable.

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 7   MATERIAL TO BE FILED AS EXHIBITS.

         None, not applicable.


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CUSIP NO. 632900 10 6                     13D


                                   SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  September 11, 1998
                  ------------------
                  (Date)


                  /S/ ERNEST C. GARCIA II
                  --------------------------------------
                  (Signature)


                  ERNEST C. GARCIA II, AS AN INDIVIDUAL
                  --------------------------------------
                  (Name/Title)


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